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                                                                    Exhibit 16.1

                       [Letterhead of Arthur Andersen LLP]


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax Number: (202) 942-9656

June 28, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant. Those individuals are no longer with Arthur Andersen LLP. We have read the three paragraphs of Item 4 included in the Form 8-K dated June 28, 2002 of Boston Acoustics, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP

cc:  Ms. Debra A. Ricker-Rosato
     Vice President of Finance
     Boston Acoustics, Inc.